December 17, 2018

Roland A. Caputo
Chief Financial Officer
New York Times Company
620 Eighth Avenue
New York, New York 10018

       Re: New York Times Company
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-05837

Dear Mr. Caputo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure